UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023

Commission file number: 001-36288

AKARI THERAPEUTICS, PLC

(Translation of registrant’s name into English)

22 Boston Wharf Road

FL 7

Boston, MA 02210

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On September 29, 2023, Akari Therapeutics, Plc (the “Company”) issued unaudited interim condensed consolidated financial statements as of and for the six month periods ended June 30, 2023 and 2022, prepared in accordance with generally accepted accounting principles in the United States, together with the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the same period, which are attached hereto and incorporated by reference herein as Exhibit 99.1 and Exhibit 99.2, respectively.

In addition, on September 29, 2023, the Company issued a press release announcing its first half 2023 financial results and highlights. A copy of the press release is attached hereto as Exhibit 99.3, and incorporated herein by reference.

The information contained in Exhibits 99.1 and 99.2 and the statements under “First Half 2023 Financial Results”, the accompanying financial statements and “Cautionary Note Regarding Forward-Looking Statements” of Exhibit 99.3 are hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2023

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2023

99.3	Press Release issued by Akari Therapeutics, Plc on September 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

	By:	/s/ Rachelle Jacques
	Name:	Rachelle Jacques
	Title:	President and Chief Executive Officer

Date: September 29, 2023